Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Three Months Ended March 31,	2013	2012
Fixed charges:
Interest expense including
amortization of debt discount	$128	$135
Portion of rentals representing an interest factor	30	48
Total fixed charges	$158	$183

Earnings available for fixed charges:
Net income	$957	$863
Equity earnings net of distributions	(1)	(15)
Income taxes	588	528
Fixed charges	158	183
Earnings available for fixed charges	$1,702	$1,559
Ratio of earnings to fixed charges	10.8	8.5

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